[redacted]

14048602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 South Syracuse Street, Suite 1100
(No. and Street)

Denver	Colorado	80237-2719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brandsma (720) 482-1515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Brandsma, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Capital, Inc. as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Brandsma
President & CFO

Notary Public

THEODORE W. MCCRIGHT
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID # 20054001741
MY COMMISSION EXPIRES JANUARY 30, 2017

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Transamerica Capital, Inc.
Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Transamerica Capital, Inc.
Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

TRANSAMERICA CAPITAL, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
Year Ended December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Transamerica Capital, Inc.

We have audited the accompanying financial statements of Transamerica Capital, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Capital, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplemental Schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 25, 2014

TRANSAMERICA CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2013

Assets		
Cash and cash equivalents	$	43,939
Wire orders - other broker dealers		16,158
Distribution fees receivable		18,683
Deferred tax, net		1,297
Prepaid expenses and other assets		543
Total assets	$	80,620
Liabilities and stockholder's equity		
Liabilities		
Due to affiliates, net		5,238
Wire orders - other broker dealers		16,158
Commissions payable to affiliates		14,861
Payable to parent under tax allocation agreement		2,508
Salaries, benefits and bonuses payable		4,188
Service fees payable		7,941
Other liabilities		6,475
Total liabilities		57,369
Stockholder's equity		
Common stock, no par value, 1,000,000 shares authorized, 1,062 shares issued and outstanding		1
Additional paid-in capital		113,134
Retained deficit		(89,884)
Total stockholder's equity		23,251
Total liabilities and stockholder's equity	$	80,620

See accompanying notes.

TRANSAMERICA CAPITAL, INC.
STATEMENT OF OPERATIONS
(Dollars in thousands)
December 31, 2013

Revenues		
Commission income	$	725,177
Marketing allowables from affiliates		162,329
Distribution fees		155,842
Mutual fund concessions from affiliates		23,898
Administrative service fees from affiliates		969
Other income		292
Total revenues		1,068,507
Expenses		
Commissions		828,478
Wholesaler compensation and related expenses		50,215
Account supervision fees		66,045
Other service fee expenses to affiliates		8,891
Employee compensation and related benefit expenses		40,286
Travel and entertainment expenses		7,171
Advertising and promotion expenses		5,896
Seminars and convention expenses		5,231
Other operating expenses		20,099
Total expenses		1,032,312
Income before income taxes		36,195
Income tax expense		
Income tax expense		13,927
Net income	$	22,268

See accompanying notes.

TRANSAMERICA CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
(Dollars in thousands)
December 31, 2013

Common Stock	**$**	**1**
Additional Paid-in Capital		
Balance at beginning of year	**$**	**127,976**
Capital contribution from parent		**158**
Return of capital to AUSA Holding Company		**(15,000)**
Balance at end of year	**$**	**113,134**
Retained Deficit		
Balance at beginning of year	**$**	**(112,152)**
Net income		**22,268**
Balance at end of year	**$**	**(89,884)**
Total Stockholder's Equity	**$**	**23,251**

See accompanying notes.

TRANSAMERICA CAPITAL, INC.
STATEMENT OF CASH FLOWS
(Dollars in thousands)
December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	22,268
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Changes in:		
Deferred income taxes		(67)
Distribution fees receivables		(2,832)
Commissions payable to affiliates		2,398
Payable to parent under tax allocation agreement		(962)
Prepaid expenses and other assets		(164)
Due to affiliates		1,237
Salaries, benefits and bonuses payable		898
Service fees payable		(1,582)
Other liabilities		1,310
Net cash and cash equivalents provided by operating activities		22,504
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution from parent		158
Return of capital to AUSA Holding Company		(15,000)
Net cash and cash equivalents used in financing activities		(14,842)
Net increase in cash and cash equivalents		7,662
Cash and cash equivalents, beginning of year		36,277
Cash and cash equivalents, end of year	$	43,939
Supplemental cash flow information		
Net cash paid during the year for income taxes	$	14,800
Net cash paid during the year for interest	$	1

See accompanying notes.

TRANSAMERICA CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

1. Summary of Significant Accounting Policies

Transamerica Capital, Inc. (the "Company") is a wholly owned subsidiary of AUSA Holding Company ("AUSA"), which is a wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily wholesales and markets variable insurance products and mutual funds for affiliated companies.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are primarily valued at amortized cost, which approximates fair value.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Commission Income

Sales commissions and fees earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

Marketing Allowables

Marketing allowables revenue is derived from the sales of shares of an affiliated group of mutual funds and sales of annuities for affiliated companies.

Distribution Fees

Distribution fees include 12b-1 fees that are paid out of the mutual fund's assets to cover distribution expenses and shareholder service expenses. The fees collected are used for marketing and selling fund shares, such as compensating brokers and others who sell fund shares, paying for advertising, printing and mailing of prospectuses to new investors, and printing and mailing of sales literature.

Subsequent Events

Management has evaluated subsequent events between the balance sheet date and the date when the financial statements are issued.

Recent Accounting Guidance

Future Adoption of Recent Accounting Guidance

Accounting Standards Codification ("ASC") 740, *Income Taxes*

In July 2013, the FASB issued Accounting Standards Update ("ASU") 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* (ASU 2013-11). The guidance requires that the liability related to certain unrecognized tax benefits should be offset against a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The guidance is effective prospectively for annual reporting periods, and interim periods within those years, beginning after December 15, 2013, with early application permitted. The Company will adopt the guidance January 1, 2014, but does not expect it to impact the Company's results of operations, financial position or disclosures.

2. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

    a) Quoted prices for similar assets or liabilities in active markets

    b) Quoted prices for identical or similar assets or liabilities in non-active markets

    c) Inputs other than quoted market prices that are observable

    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company recognizes transfers between levels at the beginning of the quarter.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2013:

	December 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents (a)	$ -	$ 23,428	$ -	$ 23,428
Total assets	$ -	$ 23,428	$ -	$ 23,428

(a) Cash equivalents are primarily valued at amortized cost, which approximates fair value. Operating cash is not included in the above-mentioned tables.

During 2013, there were no transfers between levels.

3. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with its Parent and affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to the Parent. Under this agreement, the Company had contributions of $158 during the year ended December 31, 2013. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense (benefit) consists of the following for the years ended December 31, 2013:

	2013
Current income tax expense	
Federal	$ 13,039
State	955
Total current income tax expense	$ 13,994
	2013
Deferred income tax benefit	
Federal	$ (50)
State	(17)
Total deferred income tax benefit	$ (67)
Total income tax expense	$ 13,927

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses, tax valuation allowances and state taxes.

State income tax expense differs from the amount computed by applying the state income tax effective rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates between years. In addition, state taxes for some states are based on gross receipts instead of pre-tax income.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. These include deferred gains, accrued bonuses and vacation, and other expenses not deductible until future periods for tax purposes.

Deferred income taxes consist of the following at December 31, 2013:

	2013
Deferred tax assets	$ 1,864
Less: valuation allowance	(567)
Net deferred tax asset	$ 1,297
Deferred tax liabilities	-
Net deferred tax asset	$ 1,297

The valuation allowance for deferred tax assets at December 31, 2013 was $567, which is a decrease of $756 from 2012, with a carryforward period of twenty years that expire at various dates up to 2032. The valuation allowance is related to a net operating loss carryforward and other deferred tax assets that, in the judgment of management, is not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized at December 31, 2013. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company did not recognize any penalties for the year ended December 31, 2013. The Company recognized interest expense of $2 for the year ended December 31, 2013 .

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The IRS audits are final for tax years prior to 2005.

4. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of life insurance, annuities, and other-investment related activities. Commissions paid to affiliates was $60,963 for the year ended December 31, 2013.

The Company is party to a cost-sharing agreement between AEGON USA, LLC ("AEGON USA") companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AEGON USA and represents both items specifically identifiable as attributable to the Company and

an allocation of shared expenses among several affiliates. The Company's portion of these shared expenses, which approximates the cost to the affiliates, was $8,081 for the year ended December 31, 2013.

The Company is party to an agreement with Money Services, Inc. ("MSI"), an affiliate, to sell the rights to future 12b-1 distribution fees and the contingent deferred sales charge to MSI. The sales price is based on the amount of the deferred sales costs, and accordingly, there is no gain or loss on the transaction. The proceeds from such sales and the related commission expense were $262 for the year ended December 31, 2013.

Distribution fees received from affiliated companies were $151,883 for the year ended December 31, 2013.

During 2013, the Company paid a return of capital of $15,000 to AUSA. Even though the Company returned capital to AUSA in 2012 due to the retained deficit reported by the Company, the future operations of the Company are dependent upon continued capital contributions. The Company received $158 of capital contribution due to a net tax rate true up from AUSA during 2013.

5. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2013, the Company had net capital of $15,354, which was $11,529 in excess of its required net capital of $3,825. The Company's ratio of aggregate indebtedness to net capital was 3.74 to 1 in 2013. Various other regulatory agencies may impose additional requirements.

6. Commitments and Contingencies

The Company leases its office space and certain other equipment under operating leases that expire through 2018 and thereafter. Rental expense for the year ended December 31, 2013 was $1,620.

At December 31, 2013, minimum rental payments under all noncancelable operating leases with initial terms of one year or more are:

2014	$	1,444
2015		1,311
2016		52
2017		34
2018 and thereafter		19
	$	2,860

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on its financial position, results of operations or cash flows of the Company.

Supplemental Information

TRANSAMERICA CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
(Dollars in thousands)
December 31, 2013

Computation of net capital		
Total stockholder's equity		$ 23,251
Nonallowable assets and deductions:		
Other assets	$ 7,428	
Total nonallowable assets and deductions		7,428
Net capital before haircuts on securities positions		15,823
Haircuts on securities		469
Net capital		$ 15,354
Computation of alternative net capital requirement		
Aggregate indebtedness	$ 57,369	
Minimum net capital requirement (greater of $5 or 6 2/3% of aggregate indebtedness		$ 3,825
Excess net capital		$ 11,529
Ratio of aggregate indebtedness to net capital		374%

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

TRANSAMERICA CAPITAL, INC.
STATEMENT REGARDING SEC RULE 15c3-3
December 31, 2013

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.

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